BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general that it was included in the 18th B3 Corporate Sustainability Index – ISE portfolio. The index, pioneer in Latin America, had the composition of assets that comprise its portfolio announced this Wednesday (December 28th, 2022).

The ISE is a tool for comparative analysis of the performance of companies listed at B3 as to the aspect of corporate sustainability, based on environmental balance, social justice, corporate governance and economic efficiency.

The new portfolio will remain valid from January 02, 2023, through April 28, 2023, and is comprised of 70 shares of B3 listed companies.

This achievement reinforces the transparency of the Company's actions as regards to sustainable growth and reaffirms its efforts to improve its management practices to create value for its shareholders and the society.

São Paulo, December 28th, 2022.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.